# FORM OF LOCK-UP AGREEMENT

October 8 , 2025

Morgan Stanley & Co. LLC
Leerink Partners LLC
Evercore Group L.L.C.

    As Representatives of the several
    Underwriters named in Schedule I to the Underwriting
    Agreement referred to below

c/o Morgan Stanley & Co. LLC
    1585 Broadway
    New York, NY 10036

c/o Leerink Partners LLC
    1301 Avenue of the Americas, 5th Floor
    New York, NY 10019

c/o Evercore Group L.L.C.
    55 East 52nd Street
    New York, NY 10055

Ladies and Gentlemen:

The undersigned understands that Morgan Stanley & Co. LLC, Leerink Partners LLC and Evercore Group L.L.C. (collectively, the "**Representatives**") propose to enter into an Underwriting Agreement (the "**Underwriting Agreement**") with Evommune, Inc., a Delaware corporation (the "**Company**"), providing for the public offering (the "**Public Offering**") by the several underwriters, including the Representatives (the "**Underwriters**"), of shares (the "**Shares**") of the common stock, par value $0.0001 per share, of the Company (the "**Common Stock**").

To induce the Underwriters that may participate in the Public Offering to continue their efforts in connection with the Public Offering, the undersigned hereby agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, and will not publicly disclose an intention to, during the period commencing on the date hereof and ending 180 days after the date of the final prospectus (the "**Restricted Period**") relating to the Public Offering (the "**Prospectus**"), (1) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock beneficially owned (as such term is used in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**")), by the undersigned or any other securities so owned, convertible into or exercisable or exchangeable for Common Stock or (2) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described in clause (1) or (2) above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise. The undersigned acknowledges and agrees that the foregoing precludes the undersigned from engaging in any hedging or other transaction designed or intended, or which could reasonably be expected to lead to or result in, a sale or disposition of any shares of Common Stock, or any securities convertible into or exercisable or exchangeable for Common Stock, even if any such sale or disposition transaction or transactions would be made or executed by or on behalf of someone other than the undersigned.

The foregoing paragraph shall not apply to:

(a) transactions (including, without limitation, any swap, hedge, or similar agreement or arrangement) relating to shares of Common Stock or other securities acquired in the Public Offering or in open market transactions after the completion of the Public Offering; *provided* that any filing required by Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares shall clearly indicate in the footnotes thereto that such transfer is being made pursuant to the circumstances described in this clause (a); *provided further* that no other public disclosure reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made during the Restricted Period in connection with subsequent sales of Common Stock or other securities acquired in the Public Offering or in such open market transactions (other than a required filing on Schedule 13D, 13F or 13G);

(b) transfers of shares of Common Stock or any security convertible into Common Stock, or exercisable or exchangeable for, Common Stock (i) as a bona fide gift, including, without limitation, to a charitable organization or educational institution, (ii) to an immediate family member (as defined below) of the undersigned or to any trust or similar entity for the direct or indirect benefit of the undersigned or an immediate family member of the undersigned, (iii) to a corporation, partnership, limited liability company or other entity of which the undersigned or an immediate family member of the undersigned is the legal and beneficial owner of all of the outstanding equity securities or similar interests, (iv) by will, other testamentary document or intestate succession upon the death of the undersigned, or (v) if the undersigned is a trust, to a trustor, trustee or beneficiary of the trust or to the estate of a beneficiary of such trust; *provided* that (1) in the case of any transfer or distribution pursuant to this clause (b), (A) such transfer shall not involve a disposition for value and (B) each donee, distributee or other transferee shall sign and deliver a lock-up agreement substantially in the form of this agreement, (2) in the case of any transfer or distribution pursuant to clauses (b)(ii), (iii) and (v) above, no filing under Section 16(a) of the Exchange Act or other public disclosure reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made during the Restricted Period (other than a required filing on Schedule 13D, 13F or 13G), and (3) in the case of any transfer or distribution pursuant to clauses (b)(i) and (iv) above, no filing under Section 16(a) of the Exchange Act or other public disclosure shall be made voluntarily during the Restricted Period, and to the extent a filing under Section 16(a) of the Exchange Act is required during the Restricted Period as a result of transfers made pursuant to clauses (b)(i) or (iv), it shall clearly indicate that the filing relates to the circumstances described in clause (b)(i) or (iv), as applicable, including that the securities remain subject to the terms of this agreement;

(c) transfers of shares of Common Stock or any security convertible into Common Stock, or exercisable or exchangeable for, Common Stock (i) as a distribution to current or former general or limited partners, managers or members, stockholders or other equityholders of the undersigned or (ii) to direct or indirect affiliates (within the meaning of Rule 405 under the Securities Act of 1933, as amended) of the undersigned or to the estates of the foregoing or to any investment fund or other entity that, directly or indirectly, controls or manages, is controlled or managed by, or is under common control or management with the undersigned or affiliates of the undersigned (including, for the avoidance of doubt, where the undersigned is a partnership, to its general partner or a successor partnership or fund, or any other funds managed by such partnership); *provided* that, in the case of any transfer or distribution pursuant to this clause (c), (A) each transferee, donee or distributee shall sign and deliver a lock-up agreement substantially in the form of this agreement, (B) no filing under Section 16(a) of the Exchange Act or other public disclosure reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made during the Restricted Period (other than a required filing on Schedule 13D, 13F or 13G) and (C) such transfer shall not involve a disposition for value;

(d) (i) the exercise of options or other similar awards or the vesting or settlement of awards granted pursuant to a stock incentive plan or other equity award plan that is described in the Prospectus (including the delivery and receipt of shares of Common Stock, other awards or any securities convertible into or exercisable or exchangeable for shares of Common Stock in connection with such exercise, vesting or settlement), and (ii) transfers of shares of Common Stock or any security convertible into, or exercisable or exchangeable for, Common Stock to the Company in connection with the vesting or settlement of restricted stock units or the exercise of options or other rights to acquire shares of Common Stock (including, in each case, by way of "net" or "cashless" exercise), including any transfer to the Company for the payment of tax withholdings or remittance payments due as a result of the vesting, settlement or exercise of such restricted stock units, options or other rights, or sales of shares of Common Stock pursuant to a "sell-to-cover" arrangement upon the vesting, settlement or exercise of such restricted stock units, options or other rights solely to cover withholding tax obligations in connection with such transaction and any transfer to the Company for the payment of taxes as a result of such transaction, in all such cases, pursuant to equity awards granted under a stock incentive plan or other equity award plan that is described in the Prospectus; *provided* that (i) any shares of Common Stock received upon such vesting, settlement or exercise that are not transferred to cover any such tax obligations shall be subject to the terms of this agreement, (ii) no filing under Section 16(a) of the Exchange Act or other public disclosure shall be voluntarily made during the Restricted Period and, to the extent a filing under Section 16(a) of the Exchange Act is required during the Restricted Period as a result of any transfer made pursuant to this clause (d), it shall clearly indicate that the filing relates to the circumstances described in this clause (d), including that the securities not otherwise transferred remain subject to the terms of this agreement;

(e) the conversion of outstanding preferred stock of the Company into shares of Common Stock as described in the Prospectus; *provided* that any such shares of Common Stock received upon such conversion shall remain subject to the terms of this agreement;

(f) transfers of shares of Common Stock or any security convertible into, or exercisable or exchangeable for, Common Stock by operation of law, including pursuant to a court or regulatory agency order, a settlement agreement, a qualified domestic order or in connection with a divorce settlement (including to any nominee or custodian of a person or entity to whom a transfer or disposition would be permissible); *provided* that (i) the transferee shall sign and deliver a lock-up agreement substantially in the form of this agreement and (ii) no filing under Section 16(a) of the Exchange Act or other public disclosure shall be voluntarily made during the Restricted Period and, to the extent a filing under Section 16(a) of the Exchange Act is required during the Restricted Period as a result of a transfer made pursuant to this clause (f), it shall clearly indicate that the filing relates to the circumstances described in this clause (f), including that the securities are subject to the terms of a lock-up agreement;

(g) transfers of shares of Common Stock or any security convertible into, or exercisable or exchangeable for, Common Stock to the Company (i) in connection with the termination of the undersigned's employment, or (ii) pursuant to contractual agreements with the Company as in effect as of the date of the Prospectus; *provided* that no filing under Section 16(a) of the Exchange Act or other public disclosure reporting a reduction in beneficial ownership of shares of Common Stock shall be required or shall be voluntarily made during the Restricted Period (other than a required filing on Schedule 13D, 13F or 13G) shall be required or shall be voluntarily made during the Restricted Period;

(h) transfers of shares of Common Stock or any security convertible into, or exercisable or exchangeable for, Common Stock to a third party pursuant to a merger, consolidation, bona fide tender offer or other similar transaction that is approved by the board of directors of the Company, made to all holders of shares of the Common Stock and involves a change of control (as defined below) of the Company; *provided* that in the event that such merger, consolidation, bona fide tender offer or other similar transaction is not completed, such securities held by the undersigned shall remain subject to the provisions of this agreement; or

(i) facilitating the establishment of a trading plan on behalf of a shareholder, officer or director of the Company pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of Common Stock; *provided* that (i) such plan does not provide for the transfer of Common Stock during the Restricted Period and (ii) to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the undersigned or the Company regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of Common Stock may be made under such plan during the Restricted Period.

For purposes of this agreement, "immediate family" shall mean any relationship by blood, marriage or adoption, not more remote than first cousin, and "change of control" shall mean the consummation of any bona fide third-party tender offer, merger, consolidation or other similar transaction the result of which is that any "person" (as defined in Section 13(d)(3) of the Exchange Act), or group of persons, other than the Company, becomes the beneficial owner (as defined in Rules 13d-3 and 13d-5 of the Exchange Act) of more than 50% of total voting power of the voting stock of the Company.

In addition, the undersigned agrees that, without the prior written consent of the Representatives on behalf of the Underwriters, it will not, during the Restricted Period, make any demand for or exercise any right with respect to, the registration of any shares of Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The undersigned also agrees and consents to the entry of stop transfer instructions with the Company's transfer agent and registrar against the transfer of the undersigned's shares of Common Stock except in compliance with the foregoing restrictions.

If the undersigned is an officer or director of the Company, the undersigned further agrees that the foregoing restrictions shall be equally applicable to any issuer-directed Shares the undersigned may purchase in the offering.

If the undersigned is an officer or director of the Company, (i) the Representatives agree that, at least three business days before the effective date of any release or waiver of the foregoing restrictions in connection with a transfer of shares of Common Stock, the Representatives will notify the Company of the impending release or waiver, and (ii) the Company has agreed in the Underwriting Agreement to announce the impending release or waiver by press release through a major news service at least two business days before the effective date of the release or waiver. Any release or waiver granted by the Representatives hereunder to any such officer or director shall only be effective two business days after the publication date of such press release. The provisions of this paragraph will not apply if (a) the release or waiver is effected solely to permit a transfer not for consideration and (b) the transferee has agreed in writing to be bound by the same terms described in this agreement to the extent and for the duration that such terms remain in effect at the time of the transfer.

In the event that during the Restricted Period, the Representatives release or waive any prohibition on the transfer of shares of Common Stock or any security convertible into Common Stock, or exercisable or exchangeable for, Common Stock that are held by any holder of the Company's securities who is party to a lock-up agreement with the Representatives (the "**Released Party**"), the same percentage of the total number of outstanding shares of Common Stock and other securities held by the undersigned as the percentage of the total number of outstanding shares of Common Stock and other securities held by such Released Party that are the subject of such release or waiver shall be immediately and fully released from the transfer restrictions set forth herein. The foregoing provision of this paragraph will not apply (1) if such release or waiver is effected solely to permit a transfer not involving a disposition for value and the transferee agrees in writing to be bound by substantially the same terms described in this agreement to the extent and for the duration that such terms remain in effect at the time of transfer, (2) if such release or waiver is effected in connection with an underwritten public offering of shares of Common Stock, whether or not such offering is wholly or partially a secondary offering of Common Stock (a "**Follow-on Offering**"), *provided* that the undersigned is given the opportunity to participate on a pro rata basis in such Follow-on Offering and on pricing terms that are no less favorable than the terms of the Follow-on Offering, (3) if, and to the extent that, the aggregate number of securities subject to all releases or waivers granted by the Representatives (whether in one or multiple releases or waivers) is less than or equal to 1% of the total number of shares of Common Stock outstanding immediately prior to the consummation of the Public Offering, or (4) if the Representatives in their sole discretion determine that a record or beneficial owner of securities that is a natural person should be granted an early release from its lock-up agreement due to circumstances of emergency or hardship. All releases and waivers pursuant to clauses (3) and (4) above shall count towards and be included in the amount otherwise available for release pursuant to clause (3), and no releases or waivers shall be granted pursuant to clauses (3) or (4) if such releases or waivers would cause the limit in clause (3) to be exceeded. For purposes of determining record or beneficial ownership of a holder, all securities of the Company held by investment funds affiliated with such holder shall be aggregated. In the event that the undersigned is released from any of its obligations under this Agreement pursuant to this paragraph, or by virtue of this Agreement pursuant to this paragraph, becomes entitled to offer, pledge, sell, contract to sell, or otherwise dispose of any Common Stock during the Restricted Period, the Representatives shall use their commercially reasonable efforts to provide notification of such to the Company, and the Company, in turn, shall use commercially reasonable efforts to notify the undersigned within three business days thereof; provided that the failure to provide such notice to the Company or the undersigned shall not give rise to any claim or liability against the Representatives or the Underwriters; and provided further that neither the Representatives nor the Underwriters shall have any duty to investigate whether such notification by the Company was provided to the undersigned.

The undersigned understands that the Company and the Underwriters are relying upon this agreement in proceeding toward consummation of the Public Offering. The undersigned further understands that this agreement is irrevocable and shall be binding upon the undersigned's heirs, legal representatives, successors and assigns.

The undersigned acknowledges and agrees that the Underwriters have not provided any recommendation or investment advice nor have the Underwriters solicited any action from the undersigned with respect to the Public Offering of the Shares and the undersigned has consulted their own legal, accounting, financial, regulatory and tax advisors to the extent deemed appropriate. The undersigned further acknowledges and agrees that, although the Underwriters may provide certain Regulation Best Interest and Form CRS disclosures or other related documentation to you in connection with the Public Offering, the Underwriters are not making a recommendation to you to participate in the Public Offering, enter into this agreement or sell any Shares at the price determined in the Public Offering, and nothing set forth in such disclosures or documentation is intended to suggest that any Underwriter is making such a recommendation.

Notwithstanding anything to the contrary contained herein, this agreement will automatically terminate and the undersigned will be released from all of his, her or its obligations hereunder upon the earliest to occur, if any, of (i) the date that the Company, on the one hand, or the Representatives, on the other hand, advises the other in writing that it has determined not to proceed with the Public Offering, but only in the event such notice is given prior to the execution of the Underwriting Agreement, (ii) the date that the Company withdraws the registration statement related to the Public Offering prior to the completion of the Public Offering, (iii) if the Underwriting Agreement is executed but is terminated (other than the provisions thereof which survive termination) prior to payment for and delivery of the shares of Common Stock to be sold thereunder, the date of such termination or (iv) March 15, 2026 in the event that the Underwriting Agreement has not been executed by such date (provided that the Company may by written notice to the undersigned extend such date for a period of up to an additional three months).

Whether or not the Public Offering actually occurs depends on a number of factors, including market conditions. Any Public Offering will only be made pursuant to an Underwriting Agreement, the terms of which are subject to negotiation between the Company and the Underwriters.

This agreement may be delivered via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, e.g., www.docusign.com or www.echosign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

This agreement and any claim, controversy or dispute arising under or related to this agreement shall be governed by and construed in accordance with the laws of the State of New York.

*(Signature Page Follows)*

Very truly yours,

**LSP 7 COÖPERATIEF UA**

By:LSP 7 Management BV, its Managing Director

DocuSigned by:

By:____________________________
48455117B05B4D7...

Name: Martijn Kleijwegt
Title: Director

Email Address: martijn.kleijwegt@eqtpartners.com

DocuSigned by:

By:____________________________
3DB67EEB031A443...

Name: René Kuijten
Title: Director

Email Address: rene.kuijten@eqtpartners.com

Address:
LSP 7 Coöperatief UA
Johannes Vermeerplein 9
1071DV Amsterdam

# FORM OF WAIVER OF LOCK-UP

_____, 2025

[Name and Address of
Officer or Director
Requesting Waiver]


Dear Mr./Ms. [Name]:

This letter is being delivered to Morgan Stanley & Co. LLC, Leerink Partners LLC  and Evercore Group L.L.C. (collectively, the "**Representatives**") in connection with the offering by Evommune, Inc. (the "**Company**") of _____ shares of common stock, par value $0.0001 per share (the "**Common Stock**"), of the Company and the lock-up agreement dated ___, 2025 (the "Lock-up Agreement"), executed by you in connection with such offering, and your request for a [waiver] [release] dated _____, 2025, with respect to _____ shares of Common Stock (the "**Shares**").

The Representatives hereby agree to [waive] [release] the transfer restrictions set forth in the Lock-up Agreement, but only with respect to the Shares, effective _____, 2025; provided, however, that such [waiver] [release] is conditioned on the Company announcing the impending [waiver] [release] by press release through a major news service at least two business days before effectiveness of such [waiver] [release].  This letter will serve as notice to the Company of the impending [waiver] [release].

Except as expressly [waived] [released] hereby, the Lock-up Agreement shall remain in full force and effect.

_[The Remainder of This Page Intentionally Left Blank]_

Very truly yours,

Morgan Stanley & Co. LLC
Leerink Partners LLC
Evercore Group L.L.C.

Acting severally on behalf of themselves and the
several Underwriters named in Schedule I hereto

Morgan Stanley & Co. LLC

By: _____
     Name:
     Title:

Leerink Partners LLC

By: _____
     Name:
     Title:

Evercore Group L.L.C.

By: _____
     Name:
     Title:

cc: Evommune, Inc.

[*Signature Page to Waiver of Lock-up*]

**FORM OF PRESS RELEASE**

Evommune, Inc.

[Date]

Evommune, Inc. (the "Company") announced today that Morgan Stanley & Co. LLC, Leerink Partners LLC and Evercore Group L.L.C., the [lead book-running managers] in the Company's recent public sale of [•] shares of its common stock are [waiving][releasing] a lock-up restriction with respect to [•] shares of the Company's common stock held by [certain officers or directors] [an officer or director] of the Company. The [waiver][release] will take effect on [•], 2025, and the shares may be sold on or after such date.

This press release is not an offer for sale of the securities in the United States or in any other jurisdiction where such offer is prohibited, and such securities may not be offered or sold in the United States absent registration or an exemption from registration under the United States Securities Act of 1933, as amended.